June 8, 2006

Mr. Michael A. Pugh
Chief Financial Officer, Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

Re:	Mitcham Industries, Inc.
Form 10-K for the fiscal year ended January 31, 2006
      File No. 0-25142

Dear Mr. Pugh:

      We have reviewed your response to our letter dated June 6,
2006
and have the following comments.  We ask that you respond by June
22,
2006.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 26

II. Evaluation of Disclosure Controls and Procedures

We note your response to prior comment one. Please revise your disclosure to state, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures "are effective as of January 31, 2006 at the reasonable assurance level."

We note your belief that you do not have a material weakness in internal controls and that your disclosure controls and procedures are effective as of January 31, 2006 at the reasonable assurance level.
We recognize that management is in the best position to reach the appropriate conclusions with regard to whether or not the control deficiencies you identified should result in a conclusion that you have a material weakness in your internal controls or that your disclosure controls and procedures were not effective. However, we believe you must revise your disclosures in the second paragraph to better clarify how you reached these conclusions. Specifically, revise your disclosures to clarify why, not withstanding each restatement, you were able to reach your conclusions. As you indicated in your response, ensure that your revised disclosure clarifies that your SAB 99 analysis related only to the certificate of deposit reclassification.

III. Changes in Internal Control over Financial Reporting

We note your response to prior comment five. Revise your disclosures to provide the information you have presented in your response.

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732,
Jeanne Baker, Assistant Chief Accountant, at (202)551-3691 or to the undersigned at (202) 551-3768.

Sincerely,



John Cash
Branch Chief
Mr. Michael Pugh
Mitcham Industries, Inc.
June 8, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE